IMMURON LIMITED

Suite 1, 1233 High Street

Armadale, Victoria, Australia 3143

June 1, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Suzanne Hayes, Esq.

Assistant Director

Re:         Immuron Limited (“the Company”)

Registration Statement on Form F-1

File No. 333-215204 (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to the Company’s request for acceleration filed as correspondence via EDGAR on May 26, 2017. The Company is no longer requesting that the Registration Statement be declared effective at this time and the Company hereby formally withdraws it request for acceleration of the effective date.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Darrin Ocasio, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours,
IMMURON LIMITED

By:	/s/ Thomas Liquard
Thomas Liquard, Chief Executive Officer